Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following summary describes the capital stock of Expensify, Inc. (the “company,” “we,” “us,” and “our”). Because the following is only a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by reference to the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and by the full text of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

General
The total number of shares of all classes of stock we are authorized to issue is 1,059,964,339, consisting of:
•1,000,000,000 shares of Class A common stock, par value $0.0001 per share;
•24,994,705 shares of LT10 common stock, par value $0.0001 per share;
•24,969,634 shares of LT50 common stock, par value $0.0001 per share; and
•10,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
We have three classes of authorized common stock: Class A common stock, LT10 common stock and LT50 common stock. The rights of the holders of Class A common stock, LT10 common stock and LT50 common stock are identical, except with respect to voting, conversion and transfer rights.

Voting
Each holder of our Class A common stock is entitled to one vote per share, each holder of our LT10 common stock is entitled to 10 votes per share and each holder of our LT50 common stock is entitled to 50 votes per share on all matters submitted to a vote of the stockholders. The holders of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require holders of our Class A, LT10 or LT50 common stock to vote separately as a single class in the following circumstances:

•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock so as to affect them adversely, the holders of that class would be required to vote separately to approve the proposed amendment; provided that if the amendment adversely affects one or more series of the class but does not adversely affect all of the series of the class, then the only holders of the series that are adversely affected, voting together as a class, would be required to separately approve the amendment.

Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Dividend Rights
The holders of our Class A, LT10 and LT50 common stock are entitled to receive dividends if, as and when declared from time to time by our board of directors out of legally available funds. Subject to applicable law and the rights, if any, of the holders of any outstanding series of our preferred stock or any class or series having a preference over or the right to participate with the Class A, LT10 or LT50 common stock with respect to the payment of dividends in cash, our property or our shares of capital stock, dividends may be declared and paid on the shares of Class A, LT10 or LT50 common stock out of any assets of ours legally available therefore at such time and in such amounts as our board of directors shall determine; provided that if a dividend or distribution is paid in the form of Class A common stock, LT10 common stock or LT50 common stock, respectively (or in rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A common stock shall be entitled to receive shares of Class A common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), holders of LT10 common stock shall be entitled to receive shares of LT10 common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), and holders of LT50 common stock shall be entitled to receive shares of LT50 common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), with holders of shares of Class A, LT10 and LT50 common stock receiving, on a per share basis, an identical number of shares of Class A, LT10 or LT50 common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, our board of directors may declare and we may pay a disparate dividend per share of Class A, LT10 or LT50 common stock (whether the disparity shall be in the amount of such dividend payable per share, the form in which such dividend is payable (whether it shall be payable in cash, shares of our capital stock, other of our securities or any combination of the foregoing), the timing of the payment or otherwise).

Conversion and Transfer
Shares of our Class A common stock are not convertible. Each share of Class A common stock is freely transferable, subject to compliance with any applicable lock-up, vesting requirements under our equity plans, laws, rules and regulations, and our insider trading policy.

Each share of our LT10 and LT50 common stock is convertible into one share of our Class A common stock at the option of the holder solely upon the satisfaction of and subject to certain requirements described in our amended and restated certificate of incorporation. Shares of LT10 and LT50 common stock may be sold or transferred only upon satisfaction of and subject to certain requirements described in our amended and restated certificate of incorporation. Each share of LT10 or LT50 common stock will automatically convert into one share of Class A common stock upon the occurrence of a transfer in accordance with such requirements unless such transfer is a "Non-Converting Transfer." A "Non-Converting Transfer" means a transfer (i) to the Voting Trust (as defined below), (ii) in an LT Exchange (as defined below) or (iii) approved by the affirmative vote of a majority of the members of our board of directors. Our amended and restated certificate of incorporation also permits a majority of the members of our board of directors to waive other requirements applicable to transfer or conversion of LT10 and LT50 common stock, including the notice period described below. Additionally, our amended and restated certificate of incorporation provides that upon the death of a holder of LT10 and/or LT50 common stock, the transfer of the decedent's shares of LT10 and/or LT50 common stock to the decedent's estate will not be deemed a "transfer," and so will not be subject to the transfer requirements described in our amended and restated certificate of incorporation, and such shares will remain shares of LT10 and/or LT50 common stock. Any transfer of shares of LT10 or LT50 common stock not made in accordance with the requirements set forth in our amended and restated certificate of incorporation, unless such requirements are waived by the board of directors, will be void, and we will not treat the transferee in such a transaction as a holder of such shares for any purpose.

If a holder proposes to convert or transfer any shares of LT10 or LT50 common stock, the holder (or the beneficial holder if such shares are held in the Voting Trust) must first provide written notice to us and a copy of such notice to the Trustees (as defined below) (the “Notice”). The notice period following delivery and receipt of the Notice for each share of LT10 and LT50 common stock shall be 10 months and 50 months, respectively. During the applicable notice period, the Trustees will attempt to identify a holder of shares of Class A common stock who is currently an employee of or other service provider to our company or one of our subsidiaries (a "Class A Transferor") interested in exchanging shares of Class A common stock held by the Class A Transferor for the shares of LT10, or LT50 common stock subject to the Notice, on a one-for-one basis (each, an “LT Exchange”). If a Class A Transferor is identified, the Trustees will provide written notice to the holder of shares of LT10 and/or LT50 common stock who is seeking to convert or transfer the shares of LT common stock specified in the Notice, the Class A Transferor and us, specifying the participants in the LT Exchange, the date on which the applicable notice period expires (the "notice Expiration Date"), and any applicable instructions to facilitate the LT Exchange. If the Class A Transferor is not a party to the Voting Trust Agreement, the Class A Transferor must become a party to the Voting Trust Agreement and the shares of LT10 and/or LT50 common stock subject to the LT Exchange will remain in the Voting Trust, and will not convert into shares of Class A common stock. The LT Exchange will be deemed effective immediately prior to the close of business on the first business day following the Notice Expiration Date, subject to extension by us of up to five days if necessary to effectuate the Exchange. If the Trustees are unable to identify a Class A Transferor to participate in an LT Exchange prior to the Notice Expiration Date, then the shares of LT10 or LT50 common stock subject to the Notice will be converted into shares of Class A common stock on a one-for-one basis immediately following the Notice Expiration Date, as set forth in the amended and restated certificate of incorporation. In the event of a sale or transfer, such shares of Class A common stock received in an LT Exchange or conversion will be the subject of such sale or transfer.

Our amended and restated certificate of incorporation provides that, from and after the time that a holder of shares of LT10 or LT50 common stock is no longer an employee of or service provider to Expensify, we will have the right to submit a written notice of conversion on such former employee or service provider's behalf, such that the shares of LT10 or LT50 common stock held by such former employee or service provider will be the subject of an LT Exchange or will convert into shares of Class A common stock following the applicable notice period.
When all of the then-outstanding shares of LT10 and LT50 common stock represent, in the aggregate, less than 2% of all then-outstanding shares of common stock, each outstanding share of LT10 and LT50 common stock will automatically convert into one share of Class A common stock.

Once converted into Class A common stock, the LT10 or LT50 common stock will not be reissued. Except for the issuance of shares of LT10 or LT50 common stock issuable in respect of any restricted stock unit outstanding at the time of our initial public offering, a dividend payable in shares of LT10 or LT50 common stock as permitted by the amended and restated certificate of incorporation, or a reclassification, subdivision, or combination of such shares, we are not permitted at any time to issue any additional shares of LT10 or LT50 common stock.

Liquidation, Dissolution and Winding Up
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution for distribution to stockholders.

No Preemptive or Similar Rights
Holders of shares of our common stock do not have preemptive, subscription or redemption rights, and our common stock is not subject to redemption or sinking fund provisions.
Fully Paid and Non-Assessable
All of the outstanding shares of our Class A, LT10 and LT50 common stock are fully paid and non-assessable.

Preferred Stock
No shares of our preferred stock are currently outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and qualification, limitations and restrictions thereof. These rights, preferences and privileges could include, without limitation, dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in control of our company or other corporate action.

The Voting Trust
Upon issuance, all outstanding shares of our LT10 and LT50 common stock were immediately deposited into a voting trust (the “Voting Trust”) formed pursuant to a voting trust agreement (the “Voting Trust Agreement”). The Voting Trust Agreement is intended to maintain a centralized decision-making process centered around our employees, encourage our employees to hold our common stock for the long-term and provide an orderly process for the conversion and transfer of our LT10 and LT50 common stock pursuant to our amended and restated certificate of incorporation. From time to time, employees and other service providers may deposit additional voting securities of the company in the Voting Trust, including Class A common stock, and will enter into a joinder agreement to become a party to the Voting Trust Agreement if such employee is not then a party. In the event of an LT Exchange, or other Non-Converting Transfer, the shares of LT10 or LT50 common stock involved in such transfer will remain in the Voting Trust, and a transferee who is not already a party to the Voting Trust Agreement will become a party pursuant to a joinder agreement, unless the requirement to become a party is expressly waived in writing by a majority of the trustees of the Voting Trust (the “Trustees”). A holder may not withdraw shares of LT10 or LT50 common stock from the Voting Trust. A holder who beneficially owns shares of Class A common stock held in the Voting Trust may withdraw some or all of such shares of Class A common stock upon 30 days' prior written notice to the Trustees, provided, however, that (i) any shares of Class A common stock received in connection with an LT Exchange that are held in the Voting Trust at the time of the LT Exchange may be immediately withdrawn from the Voting Trust, and (ii) Class A common stock resulting from the conversion of LT10 or LT50 common stock in accordance with our amended and restated certificate of incorporation shall be deemed withdrawn from the Voting Trust automatically at the time of conversion.

As of February 26, 2024, the Trustees of the Voting Trust are David Barrett, our Chief Executive Officer, Garrett Knight, our Director of Sales, and Jason Mills, our Chief Product Officer. If at any time a Trustee (i) is unable or unwilling to serve as a Trustee by reason of death, incapacity or otherwise, (ii) ceases to be an Expensify employee or other service provider to Expensify, or (iii) is no longer one of the three holders of voting securities with the highest voting power held by the Voting Trust, unless the holder or holders with higher voting power have rejected the opportunity to serve as Trustee or are otherwise unable or unwilling to serve as Trustee, then such Trustee shall resign or be removed. Successor Trustees will be appointed by majority vote of the remaining Trustees, or if there are no remaining Trustees, by our board of directors. The policy of the Trustees with respect to appointment of each successor Trustee shall be to offer the opportunity to serve as such Trustee to the holder of voting securities held by the Voting Trust who is then an employee of or service provider to Expensify and beneficially owns voting securities with the highest voting power (other than the then-existing Trustees). The policy of the Trustees shall be to first offer the opportunity to serve as successor Trustee to the Expensify employee or service provider holder holding voting securities with the next-highest voting power held by the Voting Trust. If such holder does not accept this offer within ten days, then the Trustees will offer the opportunity to serve as successor Trustee to the Expensify employee or service provider holder holding voting securities with the next-highest voting power, and so on, until a holder accepts the offer to serve as Trustee. When calculating "voting power" in connection with Trustee service, if Notice has been given with respect to any shares held by the current or potential Trustee, then the number of votes attributed to each LT10 or LT50 share held by such individual shall be proportionately reduced by the amount of time that has passed under the applicable notice period (i.e., a one-vote reduction for each one month that has passed since Notice was given).

Under the Voting Trust Agreement, the Trustees make all decisions with respect to the voting (but not the disposition) of the shares of common stock contributed to the Voting Trust in their sole and absolute discretion (including in his or her own interest as a holder of Expensify voting securities), and shall incur no responsibility under the Voting Trust Agreement as a stockholder, trustee or otherwise, except for his or her own individual malfeasance. The acting Trustees will have the power to vote all securities held by the Voting Trust in their sole and absolute discretion as determined by a majority of the Trustees. Although the Voting Trust Agreement does not require the Trustees to use specific criteria when determining how to vote the securities held by the Voting Trust, the qualifications required for an individual to serve as a Trustee are intended to provide alignment with the interests of the other beneficial holders. The three Trustees will at all times be employees or other service providers of the company, and will be among the largest holders of our restricted LT10 and LT50 common stock. We believe that these qualifications will result in the Trustees making decisions based on the long-term interests of the company, its employees and service providers. Although it contains certain arbitration provisions, nothing in the Voting Trust Agreement will preclude stockholders' rights to pursue claims under the United States federal securities laws. The Voting Trust is irrevocable and terminates upon the earlier of the written agreement between us and the Trustees and the date on which all shares of LT10 and LT50 common stock automatically convert into shares of Class A common stock in accordance with the terms of our amended and restated certificate of incorporation.

Registration Rights
We are party to an investors’ rights agreement (the “Investors’ Rights Agreement”) that provides certain holders of our capital stock, including certain holders of at least 5% of our capital stock with certain registration rights. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restrictions under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of: (a) November 15, 2026 or (b) with respect to any particular stockholder, such time as (i) such holder can sell all of its shares under Rule 144 of the Securities Act, or (ii) such stockholder holds less than 1% of our then-outstanding common stock and such stockholder can sell all of its shares under Rule 144 under the Securities Act during any three-month period.

Demand Registration Rights

Under the terms of the Investors’ Rights Agreement, the holders of registrable shares are entitled to demand registration rights may request that we register all or a portion of their registrable shares for sale under the Securities Act. Such holders are entitled to registration rights, on not more than two occasions, provided that such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $10 million.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of registrable shares are also entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of at least 20% of such shares as are then outstanding, to have such shares registered by us if the anticipated aggregate offering price of such shares, net of underwriting discounts and commissions, is at least $3 million, subject to exceptions set forth in the Investors’ Rights Agreement.

Forum Selection
Our amended and restated certificate of incorporation provides that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of the company, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents or stockholders to the company or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against the company or any of our current or former directors, officers, employees, agents or stockholders arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws (as each may be amended from time to time) or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; (ii) the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; and (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the company will be deemed to have notice of and consented to these provisions. Nothing in our current certificate of incorporation or bylaws or our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

Although our amended and restated certificate of incorporation contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Anti-Takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. These provisions may have the effect of discouraging coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Section 203 of the DGCL
We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Multi-Series Stock
As described above in the subsection titled “Common Stock—Voting,” our amended and restated certificate of incorporation provides for a multi-class stock structure, which provides our executive officers, employees and the Trustees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Stockholder Action; Special Meeting of Stockholders.
Our amended and restated certificate of incorporation provides that from and after the date the Voting Trust holds less than a majority of the voting power of our capital stock, no action may be taken by our stockholders by consent. Our amended and restated certificate of incorporation also provides that a special meeting of stockholders may only be called by our board of directors, the chairperson of our board of directors, our chief executive officer or, for so long as the Voting Trust holds at least a majority of the voting power of our capital stock, the holders of a majority of the total voting power of the outstanding shares of our capital stock, thus limiting the ability of a stockholder to call a special meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Election and Removal of Directors; Filling Vacancies
Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of the then outstanding capital stock are able to elect all of our directors. Our amended and restated certificate of incorporation provides for the removal of any of our directors at any time, with or without cause, by a stockholder vote by the holders of a majority of the voting power of the then outstanding capital stock. Furthermore, our board of directors has the exclusive right to set the size of the board of directors, and any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies will be filled by the stockholders. This system of electing and removing directors and filling vacancies may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of the holders of a majority in voting power of the shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our bylaws may be amended or repealed by our board of directors or by the affirmative vote of the holders a majority in voting power of the outstanding shares of stock entitled to vote generally in the election of directors.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.

Listing
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “EXFY.”